July 22, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attention: Mr. Edwin Kim

Re:	HQ Sustainable Maritime Industries, Inc.

Form 10-K for fiscal year ended December 31, 2008

Filed March 12, 2009

File No. 001-22473

Dear Mr. Kim:

On behalf of HQ Sustainable Maritime Industries, Inc. (the “Company”), set forth herein are the Company’s responses to the comments contained in the comment letter, dated July 8, 2009 (the “Comment Letter”), from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), with respect to the above referenced Form 10-K (the “Form 10-K”).

We appreciate the effort that went into the Staff’s comments. For your ease of reference and reading we have reproduced your original comments in their original number ordering and are providing our responses keyed to the comments right below the respective comments.

Form 10-K Filed on March 12, 2009

Cover Page

1.	In future filings, please provide the public float amount as of the last business day of your most recently completed second fiscal quarter, rather than your fiscal year end.

Response:

Please be advised that the Company will provide the public float amount as of the last business day of the most recently completed second fiscal quarter in an Amendment No. 2 to Form 10-K/A to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “amended Form 10-K”) as the following:

The aggregate market value of voting stock held by non-affiliates of the registrant on December 31, 2008 was approximately $69,140,000, and approximately $113,100,000 as of June 30, 2008.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

General Overview, page 23

2.	Please expand your disclosures describing the conditional agreement with the government of Tayang Town to indicate the financial commitment of such arrangement, if any.

Response:

Please be advised that there is no financial commitment for the Company since the agreement with the government of Tayang Town is conditioned upon the Company’s investing in the construction of a new feed mill and processing plant in the immediate vicinity of the cooperative farms in Qionghai City which has not happened yet.

3.	Please advise us why you did not provide a discussion of your results of operations comparing your financial performance for the fiscal year ended December 31, 2007 with the fiscal year ended December 31, 2006.

Response:

Please be advised that we will provide a discussion of our results of operations comparing the financial performance for the fiscal year ended December 31, 2007 with the fiscal year ended December 31, 2006 in the amended Form 10-K as the following:

Results of Operations—Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Total sales for the year ended December 31, 2007 increased by $15,874,808, or 41% compared to the same period of 2006. While both of our segments contributed to that increase, the aquaculture segment contributed more significantly as higher demand for our products materialized during 2007. Income from operations for the year ended December 31, 2007 increased by 82% when compared to 2006; that major improvement was due mostly to the higher sales and gross profit of 2007 originating from our aquaculture product segment. A net income of $4,486,562 was generated in 2007, increasing from $873,964 in 2006; that increase in 2007 is mostly attributed to the aquaculture segment. Financing costs have increased by $673,550 or 13% to $5,857,117 as compared to $5,183,567 for 2006. In 2007, we incurred approximately $900,000 of penalties for late filing of the registration statement in regards to the November 2006 financing and $670,000 of penalties for late payment of interests on the same financing. Those penalties were recognized as financing costs in 2007 and they were paid in common shares issued by the Company in March 2008. Furthermore, the amount of the claim attributed to Westminster Securities Corp. by the American Arbitration Association (“AAA”) was accounted for, as determined by the AAA, in the financing costs. The warrants amortization costs (non–cash) related to the promissory notes and the amortization of the related embedded conversion option (non–cash), make-up the major part of the financial costs and are recognized as such in accordance with FAS 123R and EITF 00–27.

Segments

Manufacturing and selling of health and bio-products

Jiahua Marine is engaged in the manufacturing and selling of marine bio and healthcare products. During the years ended December 31, 2007 and 2006, Jiahua Marine realized sales of $18,721,774 and $15,302,713 respectively, an increase of 22%. The gross profit ratio from this segment was 84% and 86% for the years ended December 31, 2007 and 2006 respectively. The major expense of this segment was advertising, representing 28% and 30% of revenue for the year ended December 31, 2007 and 2006 respectively. The net income contributed by this segment was $7,984,935 and $7,339,374 for the years ended December 31, 2007 and 2006 respectively, an increase of 9% in the year in 2007. A recovery of bad debt of $900,410 improved the 2006 net income as such recovery did not occur in 2007. Notwithstanding such 2006 debt recovery, the growth in net income would have shown more than 21% improvement in 2007 compared to 2006. The improvement in the net income was mostly contributed by the increase in sales in the current year compared to 2006.

Manufacturing and selling of aquatic products

Our other subsidiary, HQOF, is engaged in the processing and selling of aquaculture products. The revenue contributed by this segment was $36,248,437 and $23,792,690 for the year ended December 31, 2007 and 2006, respectively, an improvement of 52%. The related gross profit ratio of this segment was 27% and 17% for the year ended December 31, 2007 and 2006 respectively. Such improvement in the gross profit ratio was due to the combination of overall selling price increases of our tilapia products in 2007 combined to increased volumes which generated average costs reductions. This segment contributed $6,299,304 and $1,273,290 to net income for the year ended December 31, 2007 and 2006 respectively. The sharp increase in sales of this segment in 2007, together with the increase in gross profit margin led to such favorable improvement in the profitability in 2007 compared to 2006.

Operations

Sales. For the year ended December 31, 2007, sales increased by $15,874,808 or 41% to $54,970,211 from $39,095,403. That significant increase in sales was the result of better performances of both segments in 2007. The sales from the marine bio and healthcare product segment increased by $3,419,061, or 22% in 2007 compared to 2006, while the sales from the aquaculture segment improved by $12,455,747 or 52% in the same comparative period.

Cost of Sales. Cost of sales increased by $7,509,573 or 34% to $29,426,918 from $21,917,345 for the year ended December 31, 2007, as compared to the year ended December 31, 2006. The overall gross profit margin increased from 44% for the year ended December 31, 2006 to 46% for the year ended 2007, mostly originating from increased selling prices and sales volumes in the aquaculture segment during 2007.

Selling and distribution expenses. Selling and distribution expenses increased by $249,887 or 42% from $591,376 to $841,263 for the year ended December 31, 2007, as compared to 2006. The increase was the result of higher sales volumes realized in the current year from our two segments, leading to higher transportation costs in 2007, as compared to those of 2006.

Marketing and advertising expenses. Marketing and advertising expenses increased by $614,684 from $4,547,615 to $5,162,299 for the year ended December 31, 2007, as compared to 2006. The primary factor responsible for that increase in 2007 was that the health and bio-products segment maintained a proportionate level of advertising in order to sustain its market share in its highly competitive and developed market. Furthermore, heavy advertising expenditures for the promotion of our bio–products to achieve better customer recognition are consistent with industry practices.

General and administrative expenses. For the year ended December 31, 2007, general and administrative expenses increased by $126,682 or 3% to $4,800,361, as compared to the corresponding period of 2006.

Most of the increase was the result of additional branding-related expenses and traveling.

Depreciation and amortization. Depreciation and amortization increased by $187,612 to $1,217,284 for the year ended December 31, 2007, mainly as a result of the amortization of intangible assets related to the purchase of a U.S. distribution network in the third quarter of 2006. Furthermore, acquisition of fixed assets in 2007 triggered additional depreciation.

Provision for/(Recovery of) doubtful accounts. Doubtful accounts amounted to $672,086 for the year ended December 31, 2007 compared to a recovery of $706,514 for the year ended 2006. The 2006 recovery originated from the health and bio-product segment while the 2007 provision originated from the aquaculture segment. The 2007 provision is the result of an estimate of unfavorable settlements that might occur with clients being late in their payments.

Income from operations. Income from operations increased to $12,850,000 in financial year 2007, compared to $7,042,230 in 2006, an 82% improvement. That improvement in the current year is the result of increased sales and related gross profit from both our segments in 2007, mostly the aquaculture segment, offset by increased bad debt estimated during the current year.

Finance costs. Finance costs increased to $5,857,117 from $5,183,567 for the year ended December 31, 2007 as compared to the previous year, an increase of $673,550 or 13%. Included in the 2007 finance costs are the carrying interests on the promissory notes issued in 2006 added to the continued combination of amortization of the future conversion of warrants (non–cash) attributed to investors on those notes of $10,225,000 issued in 2006, and to the amortization of the embedded conversion option (non–cash) related to the same notes. Those non-cash financing costs were recognized in accordance with FAS 123R and EITF 00-27. Such amortization will be repeated, on a pro-rata basis, until maturity of the underlying notes. Furthermore, in 2007, we incurred approximately $900,000 of penalties for late filing of the registration statement in regards to the November 2006 financing and $670,000 of penalties for late payment of interests on the same financing. Those penalties were recognized as financing costs in 2007 and they were paid in common shares issued by the Company in March 2008. Finally, the effect of the decision rendered in January 2008 (but appealed) in the arbitration proceeding in regards to claims of an investment banker were included as finance costs, for the amount attributed to the claimant.

Other (income)/ expenses. For 2007, $42,491 was reported as other income while other expenses of $16,731 was recorded for 2006.

Income before income taxes. Income before income taxes increased by $5,193,442 to $7,035,374 for the year ended December 31, 2007, from $1,841,932 in 2006. That significant increase was mostly the result of increased volume and gross profits from both segments experienced during 2007, offset mostly by the penalties and arbitration decision described above in the finance costs and also to the provision for bad debts.

Current income tax. Current income taxes increased by $1,723,394 to $2,548,812 from $825,418 for the year ended December 31, 2007. The increase was mainly due to higher taxable income experienced in 2007 from both segments, as described above, and to the termination of the tax rate holiday period in the health and bio-product segment as of December 31, 2006. The actual tax rate for both segments was 15% in 2007. On March 17, 2007, a new PRC Enterprise Income Tax Law (EIT) was promulgated and introduced a new uniform tax regime in the PRC. The EIT became effective on January 1, 2008. That new Law provides, amongst other issues, that income derived from processing of fishery products and processing of agricultural products will be exempt from the EIT tax rate. Starting in 2008, our existing fish processing unit and our new feed mill plant which is under construction will both benefit from a “0”% tax rate. As we forecast commencement of the construction of a new processing plant in 2008 to be in operation in 2009, that new plant will also benefit from a “0” tax rate in 2009. With regards to our neutraceutical unit, the income tax rate, will increase progressively by 2% yearly under the new law until it reaches a maximum of 25% in 2012.

Deferred income tax. The change in deferred income tax decreased from $142,550 to nil for the year ended December 31, 2007. There were no material timing differences during the period to justify recognition of deferred tax expenses.

Net income attributable to shareholders. Net income attributable to shareholders increased from $873,964 for the year ended December 31, 2006, to $4,486,562 for the year ended December 31, 2007. Higher sales and gross profit from both segments in 2007, mainly the aquaculture segment, offset by the penalties in financing costs and increased bad debts are the main components of increased profitability experienced in 2007.

Results of Operations – Year Ended December 31, 2008 Compared to Year Ended December 31, 2007, page 24

4.	We note total sales for the year ended December 31, 2008 increased $12.8 million over the prior year’s sales. Within your description of the manufacture and selling of aquatic products, you disclose that the production capacity of your fish processing plant was increased by 50%; however you do not appear to disclose this impact on the volume of aquatic products sold. Please expand your discussion of Results of Operations to provide price and quantity comparisons by segment the reasons underlying any material changes. For example, clarify whether the 19% increase in Jiahua Marine’s revenues is attributable to a corresponding 19% increase in product volume sold, increased selling prices, or an improved sales mix in comparison to 2007.

Response:

Please be advised that our increased sales is attributable to a multitude of reasons rather than a simple mathematical correlation between the production capacity and sales. For example, in the aquatic product segment, we are dealing with a multitude of different products, sold at different prices, in different periods, to different clients, from different countries. In the case of Jiahua Marine, which manufactures and sells health and bio-products, we are also dealing with a variety of products (new and old), in different formats, to different clients, at different prices which varied during the year. The variation in sales and gross profit was attributed to different sales mix. Given the multitude of combinations to explain such variation in sales from 2007, we can only summarize in general terms the reasons for the increase of sales from 2007.

We will provide additional precision that for both segments, the increase in sales is the result of a mix of increased sales prices and increased volumes as the following in the amended Form 10-K (the revision is underlined):

Segments

Manufacturing and selling of aquatic products

Hainan Quebec Ocean Fishing Co. Ltd (HQOF), is engaged in the processing and selling of aquatic products. The revenue contributed by this segment was $45,370,400 and $36,248,437 for the years ended December 31, 2008 and 2007, respectively, an improvement of 25 percent. The increase in sales value in 2008 is the result of a mix of increased sales prices (mostly in the first half of 2008) and increased volumes (mostly in the second half of 2008). In 2008, the production capacity of our fish processing plant was increased by 50 percent, effective from the third quarter of the year. The related gross profit ratio of this segment was 25 percent and 27 percent for the years ended December 31, 2008 and 2007 respectively. The second half of 2008 showed a recovery in the percentage of gross profit as the first half gross profit margins were hurt significantly by the international markets not recognizing the difficult position of the tilapia industry in that period. This segment contributed $9,963,357 and $6,299,304 to net income for the year ended December 31, 2008 and 2007 respectively. The significant increase in sales and related gross profit of this segment in 2008, added to a bad debt recovery and no income taxes since January 2008 led to such favorable improvement in the profitability in 2008 compared to 2007.

Manufacturing and selling of health and bio-products

Our other manufacturing subsidiary, Jiahua Marine, is engaged in the manufacturing and selling of marine bio and healthcare products. During the years ended December 31, 2008 and 2007, Jiahua Marine realized sales of $22,352,883 and $18,721,774 respectively, an increase of 19 percent. That increase in sales during 2008 was the result of a combination of increase in sales prices and volumes for our products. The gross profit ratio from this segment was 75 percent and 84 percent for the years ended December 31, 2008 and 2007 respectively. That reduction in gross profit experienced in 2008 was the result of a different sales mix, added to development costs incurred in relation to new products to be marketed in 2009, and finally to market penetration costs incurred from the second half of 2008 The major expense of this segment was advertising, representing 20 percent and 28 percent of revenue for the year ended December 31, 2008 and 2007 respectively. The net income contributed by this segment was $8,999,699 and $7,984,935 for the years ended December 31, 2008 and 2007 respectively, an increase of 13 percent in the year in 2008.

5.	Please revise your discussion to quantify the underlying reasons for fluctuations in your operations. For example, you note that general and administrative expenses increased $1.4 million, or 29%, as a result of additional costs related to Sarbanes Oxley documentation and the audit requirements of Section 404, the increased franchise tax from the State of Delaware; branding-related expenses, traveling, investor relations and other U.S. head office expenses. Quantify the dollar amount increase associated with each of the above activities. For additional guidance, please refer to SEC Release 33-8350, available on our website at www.sec.gov./rules/interp/33-8350.htm.

Response:

Please be advised that we will provide the required quantifications of the named activities on the amended Form 10-K as the following:

For the year ended December 31, 2008, general and administrative expenses increased by $1,405,632 or 29 percent to $6,205,993, as compared to 2007. The major part of the increase was the result of additional costs related to Sarbanes Oxley’s documentation and audit requirements of section 404 (approximately $215,000), increased franchise tax from State of Delaware (approximately $263,000), branding-related expenses (approximately $105,000), traveling (approximately $173,000), investors’ relations (approximately $47,000) and other U.S. head office expenses.

6.	We note your disclosure indicating that your 2008 finance costs include non-recurring costs recognized in final judgments on the Westminster Securities and John O’Shea claims, settled in the first half of 2008. Explain to us why you have not included disclosure describing these settlements within Item 3 or in your notes to the consolidated financial statements. In your response, tell us the amount of costs recognized and why you classified the costs as finance costs.

Response:

Please be advised that we will provide the following disclosure under Item 3 Legal Proceedings in the amended Form 10-K:

During the first half of 2008, a final judgment from the American Arbitration Association was imposed on us to pay to Westminster Securities and John O’Shea an amount of approximately $699,000 as unpaid commissions to the plaintiffs. As those unpaid commissions related to financing activities, we recognized such payments in the finance costs in our income statement for the year ended on December 31, 2008.

Please also be advised that in the MD&A section of the amended Form 10-K, we will indicate under the financing costs item that the amount of the settlement was approximately $699,000. Such recognition as a financial cost was due to the fact the settlement was in relation to a financing activity originating in 2004 in connection with commissions on financing unpaid to Westminster Securities.

Item 8.	Consolidated Financial Statements and Supplementary Data, page 29

7.	We note that you did not provide consolidated financial statements as of and for the year ended December 31, 2006. Explain to us why you have not provided an income statement, statement to stockholders’ equity or statement of cash flows for the year ended December 31, 2006, as it appears that you have classified yourself as an ‘Accelerated Filer’ on the cover page.

Response:

Please be advised that we will provide the required income statement, statement of stockholders’ equity and statement of cash flows for the year ended December 31, 2006 in the amended Form10-K.

Report of Independent Registered Public Accounting Firm, page 33

8.	We note your consolidated financial statements as of December 31, 2007 were audited by other auditors. Please amend your Form 10-K to include an audit report for all periods presented within Item 8.

Response:

Please be advised that we will provide the audit reports for periods ended as of December 31, 2006 and 2007 in the amended Form10-K.

Notes for the Consolidated Financial Statements, page 39

9.	Please disclose selected quarterly financial data, as required by Item 302 of Regulation S-K.

Response :

Please be advised that we will provide the Unaudited Quarterly Consolidated Financial Data for the years ended December 31, 2008 and 2007 in the amended Form 10-K as the following:

The tables below list the quarterly financial information.

	Quarters Ended
	31-Mar	30-Jun	30-Sep	31-Dec
Year Ended December 31, 2008
REVENUES	$9,210,490	$14,531,487	$22,470,184	$21,511,122
GROSS PROFIT	$3,899,788	$4,958,877	$9,534,094	$9,804,591
NET INCOME/(LOSS)	$(1,029,443)	$(993,438)	$5,614,682	$6,448,887
Basic net income/(loss) per common share	$(0.089)	$(0.083)	$0.4658	$0.5417

Diluted net income/(loss) per common share	$(0.089)	$(0.083)	$0.4268	$0.4886

Year Ended December 31, 2007
REVENUES	$7,849,730	$13,660,698	$15,779,385	$17,680,398
GROSS PROFIT	$2,590,446	$6,525,333	$7,739,924	$8,687,590
NET INCOME/(LOSS)	$(1,566,495)	$832,081	$3,453,806	$1,767,170
Basic net income/(loss) per common share	$(0.235)	$0.110	$0.4360	$0.2315

Diluted net income/(loss) per common share	$(0.235)	$0.095	$0.3784	$0.1966

Year Ended December 31, 2006
REVENUES	$6,885,340	$9,574,081	$10,528,996	$12,106,986
GROSS PROFIT	$2,531,885	$4,644,447	$4,618,512	$5,383,214
NET INCOME/(LOSS)	$(1,243,303)	$641,368	$592,356	$883,543
Basic net income/(loss) per common share	$(0.212)	$0.109	$0.098	$0.147

Diluted net income/(loss) per common share	$(0.212)	$0.109	$0.098	$0.146

10.	We note in the first paragraph on page 21 that you issued 300,000 shares on March 18, 2008 in relation to a waiver agreement related to payment of penalties and interests on notes issued to two investors. Please disclose the amount of expense recorded related to this issuance and where you classified the expense in your consolidated statement of income.

Response:

Please be advised that we will disclose in the MD&A section of the amended Form 10-K, under the financing costs item, that the amount of expense recorded related to this issuance is approximately $1,621,000. The amount is included in the finance costs in the income statement for the year ended December 31, 2008.

Note 3 – Accounting Policies, page 40

Segments, page 43

11.	Please revise your segment disclosures to include geographic information, as required by paragraph 38 of SFAS 131 (or FASB ASC 280-10-50-41). We note your disclosures at page 9 within the caption ‘Distribution Channels’ indicating that you ‘distribute your seafood products principally within the United States and Europe’. Reconcile this statement to your disclosures at page 43 indicating that less than 10% of consolidated revenues and less than 10% of consolidated income from operations is generated outside of Mainland China.

Response:

Please be advised that we disclose that less than 10% of consolidated revenues and less than 10% of consolidated income from operations is generated outside of Mainland China because a large amount of our seafood products are sold in China for export to the United States. We will modify the Distribution Channels under Item 1 Business of the amended Form 10-K to add more clarity to the fact as the following:

Distribution Channels

At the present time, we sell more than 90% of our seafood products in China to Asian clients which are then distributed principally in the United States and Europe, and we sell all of our marine bio and healthcare products exclusively in the PRC. Through our Seattle office, we are able to work directly with wholesale and retail buyers. The programs established with retail distributors are rather different than with wholesalers. Retailers require product introduction and marketing support and pay differently than wholesalers. The latter generally take delivery of product ex-plant and pay through a letter of credit, while the former take delivery in the United States and pay on negotiated terms.

Note 14 – Appropriation of Retained Earnings, page 51

12.	We note your appropriations to reserves, and your requirement to make annual appropriations to the statutory surplus reserve and the public welfare reserve. Further, we note the requirement to increase the statutory surplus reserve until it reaches 50 percent of registered capital. Please revise your disclosures to include the remaining statutory surplus reserve required for each balance sheet date. In addition, if true, please add disclosure indicating that the laws and regulations of the PRC restrict the distribution of the statutory surplus reserve in any form outside of the PRC, whether by cash dividend or for use in U.S. operations. Refer to Rule 4-08(e) of Regulation S-X for additional guidance.

Response:

Please be advised that we will modify the disclosure on Note 14 to include the required information as the following:

The reserves are disclosed separately in the statement of changes in equity as appropriation of retained earnings. Pursuant to the relevant laws and regulations of Wholly Owned Foreign Enterprises, the profits of the companies, which are based on their PRC statutory financial statements, are available for distribution in the form of cash dividends after they have satisfied all the PRC tax liabilities, provided for losses of previous years, and made appropriations to reserves, as determined by the board of directors in accordance with the PRC accounting standards and regulations.

As stipulated by the relevant laws and regulations for enterprises operating in the PRC, HQOF and Jiahua Marine (both wholly-owned foreign enterprises) are required to make annual appropriations to two reserves, consisting of the statutory surplus reserve and public welfare reserve. In accordance with the relevant PRC regulations and the articles of association of the respective companies, the companies are required to allocate a certain percentage of their net income, as determined in accordance with the PRC accounting standards applicable to the companies, to the statutory surplus reserve until such reserve reaches 50 percent of the registered capital of the companies.

The laws and regulations of the PRC restrict any form of distribution of statutory surplus reserve outside of the PRC, whether by cash dividends or for use in the US operations. As of December 31, 2008, the remaining statutory surplus reserve required is approximately $3.25 million (2007: $4.25 million).

Net income as reported in the US GAAP financial statements differs from that reported in the PRC statutory financial statements. In accordance with the relevant laws and regulations in the PRC, profits available for distribution are based on the statutory financial statements. If HQOF has foreign currency available after meeting its operational needs, HQOF may make its profit distributions in foreign currency to the extent foreign currency is available. Otherwise, it is necessary to obtain approval and convert such distributions at an authorized bank.

Executive Compensation, age 61

13.	Please substantially revise your Compensation, Discussion and Analysis disclosure to discuss each item listed in Item 402(b) of Regulation S-K. As a non-exclusive example, we note that you seek to position base salary at the marker median of your peer group, but you do not provide any details regarding this peer group. Similarly, there is no discussion on how the compensation committee or the board determined the bonuses awarded, in either equity awards or cash bonuses, in the fiscal year ended December 31, 2008 for both your officers and directors.

Response:

Please be advised that we acknowledge the Staff’s comment and will revise the disclosure in the amended Form 10-K as follows:

Compensation Discussion and Analysis

Executive Compensation Philosophy

Our compensation program is designed to attract, retain and motivate highly qualified executives and drive sustainable growth. We compensate our executives named in the summary compensation table, which we refer to as “named executive officers or NEOs,” through a combination of base salary, incentive, and cash bonuses. Base salary and incentive compensation (cash bonuses) are designed to reward current performance. Incentive compensation is earned on the basis of achieving Company and operating level performance objectives, personal performance objectives, and the executive’s adherence to our core values.

The responsibilities of the Compensation Committee are:

•

oversee development and administration of the Company’s executive compensation plans; set the compensation of the Chief Executive Officer and other executive officers; review and approve the performance goals and objectives for the compensation of the Chief Executive Officer and other officers;

•

oversee the evaluation of the Chief Executive Officer and other members of management; and review and approve employment, severance, change-in-control, termination and retirement arrangements for all officers.

The Compensation Committee has not delegated its authority for officer compensation, except that the Compensation Committee has delegated all of its authority under the Company’s equity plan to the Chief Executive Officer so that he can grant equity awards to employees below the officer level.

Officer compensation decisions are made by the Compensation Committee after discussing recommendations with the Chief Executive Officer. He may attend Compensation Committee meetings to discuss financial targets and results for Company.

Members: Fred Bild and Daniel Too.

The Board has determined that all of the members of the Compensation Committee are independent under the Company’s Corporate Governance Guidelines and the AMEX Corporate Governance Rules.

No member of the Compensation Committee was or is an officer or employee of the Company or any of its subsidiaries.

COMPENSATION DISCUSSION AND ANALYSIS

Our compensation objectives are to:

•	attract first-class executive talent

•	retain key leaders

•	reward past performance

•	motivate future performance

•	foster the identification and development of leadership potential in key talent

The compensation framework for our named executive officers consists of the following three key elements:

•	Base salary;

•	Annual cash bonuses; and

•	Long-term incentives (including the annual grant of stock options and/or restricted stock units)

In addition to these key elements of compensation, our compensation framework includes limited fringe benefits, perquisites, severance and other benefits

Our executive compensation program is designed to develop and motivate the collective and individual abilities of our management team. We consider business performance and the competitive marketplace in the design, delivery and funding of our total compensation program. Some specific considerations include the following:

Base Salaries

Our named executive officers receive a majority of their overall cash compensation as base salary. Generally, base salaries have not been based upon specific measures of corporate performance, but are determined upon the recommendations of the chief executive officer, based upon his determination of each employee’s individual performance, position and responsibilities, and contributions to both our financial performance and ethical culture, and approved by the Committee. We kept the original terms of the employment agreements including the amount of salaries for the named executive officers over the years.

Annual Bonuses

Annual cash bonuses, if any, to our named executive officers are intended to reward company-wide performance and, to a lesser extent, individual performance during the year. They are determined by the Committee upon the recommendations of the chief executive officer, based upon his determination of each individual’s performance.

Long-Term Incentives

The Committee believes that the grant of non-cash, long-term compensation, primarily in the form of long-term incentive awards, to our named executive officers is appropriate to attract, motivate and retain such individuals, and enhance stockholder value through the use of non-cash, equity incentive compensation opportunities. The Committee believes that our best interests will be advanced by enabling our named executive officers, who are responsible for our management, growth and success, to receive compensation in the form of long-term incentive awards. Since long-term awards will increase in value in conjunction with an increase in the value of our common stock, the awards are designed to provide our named executive officers with an incentive to remain with us.

OUR EXECUTIVE COMPENSATION PRINCIPLES

The following core principles reflect the compensation philosophy of the Company with respect to the named executive officers, as established and refined from time to time by the Committee:

1.	Compensation should reinforce the Company’s business objectives and values.

2.	Compensation should be performance-related.

3.	There should be flexibility in allocating the various compensation elements.

4.	Incentive compensation should balance short-term and long-term performance.

5.	Named executive officers should have financial risk and reward tied to their business decisions.

These principles are intended to motivate the named executive officers to improve the Company’s financial performance; to be personally accountable for the performance of the business units, divisions, or functions for which they are responsible; and to collectively make decisions about the Company’s business that will deliver shareholder value. Here is how we put these principles into practice:

1. Compensation should reinforce the Company’s business objectives and values.

Our executive compensation program includes the incentives necessary to reward the contributions and leadership that serve to increase profits, revenue, and operating cash flow; enhance confidence in our financial stewardship; create and maintain the high morale and commitment of our employees; and enhance our reputation as a responsible corporate citizen.

2. Compensation should be performance-related.

We consider both business performance and the competitive marketplace when we design, deliver and fund our compensation programs. We pay for performance by rewarding superior performers with premium compensation. We reward named executive officers when the Company achieves annual and long-term performance objectives. Likewise, performance below targeted levels results in less than target compensation. The Committee believes that a significant portion of a named executive officer’s total compensation should be at risk and tied to how well the Company, the individual, and the individual’s business unit, division, or function performs against financial objectives and non-financial objectives. In addition, performance objectives should not encourage executives to take unnecessary risk.

3. There should be flexibility in allocating the various compensation elements.

The Committee believes that the majority of our named executive officers’ compensation should be at risk through long-term equity incentives. It does not target any specific mix of elements of compensation in cash versus equity, in short-term compensation versus long-term compensation, or in fixed pay versus variable pay, and instead has the flexibility to establish compensation consistent with the principle that the majority of pay should be at risk through short-term and long-term incentives.

4. Incentive compensation should balance short-term and long-term performance.

While the Committee seeks to structure a balance between achieving strong annual results and ensuring the Company’s long-term viability and success, it does not target a specific mix of short-term and long-term incentives. Named executive officers are regularly provided incentive opportunities based on achievement of both short-term and long-term objectives. Participation in the Company’s short-term and long-term incentive programs increases with positions at higher levels of responsibility such as those held by named executive officers who have the greatest influence over time on the Company’s strategic direction and results.

5. Named executive officers should have financial risk and reward tied to their business decisions.

The Committee believes that named executive officers should have a financial interest in the Company’s long-term results. Consequently, we require our named executive officers to be shareholders of the Company and provide them various ways to do so. In addition, the majority of our named executives’ compensation is designed to be at risk through short-term and long-term incentives.

Prohibition Against Speculative Transactions

Our Code of Business Conduct and Ethics, which applies to all of our employees and directors, prohibits speculative transactions in our stock such as short sales, puts, calls or other similar options to buy or sell our stock.

Guidelines For Trades By Insiders

We maintain policies that govern trading in our stock by officers and directors required to report under Section 16 of the Exchange Act, as well as certain other employees who regularly have access to material non-public information about us. These policies include pre-approval requirements for all trades and periodic trading “black-out” periods designed with reference to our quarterly financial reporting schedule. We also require pre-approval of all trading plans adopted pursuant to Rule 10b5-1 promulgated under the Exchange Act. To mitigate the potential for abuse, no trades are allowed under a plan within 30 days after adoption. We discourage termination or amendment of plans by prohibiting trades under new or amended plans within 90 days following a plan termination or amendment.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Amended Annual Report on Form 10-K.

PERFORMANCE OBJECTIVES

The Committee sets individual performance measures for the CEO. The CEO sets individual performance measures for the other named executive officers. Named executive officer objectives align with those of the CEO. The CEO’s performance objectives include:

•	financial performance (growing revenue and improving profitability and cash flow)

•

leadership effectiveness (communicating and implementing the Company’s strategic direction, implementing and executing strategic succession plans, setting the appropriate moral and ethical tone, strengthening the Company’s leadership as a model corporate citizen, executing short-term and long-term business plans)

•	improving the product line and the marketing of our products

•	continuing to explore opportunities to extend market reach

•	employee satisfaction (retaining key talent, creating a positive employee environment, and providing employee development opportunities)

The Committee expects a high level of collaborative and individual performance and contributions, consistent with our named executive officer level of responsibility. The Committee discusses and evaluates the quality of the overall performance of the CEO after considering the CEO’s self assessment and Company performance. The CEO in turn uses a similar process when reviewing performance of the other and makes recommendation to the Committee.

Perquisites

The Company periodically reviews the perquisites that named executive officers receive. These perquisites are relatively few in number, and the Committee believes that its policies regarding perquisites are conservative compared to other companies.

The total costs to the Company for providing perquisites and personal benefits to the named executive officers during fiscal 2008 are shown in the Summary Compensation Table.

TAX IMPLICATIONS OF EXECUTIVE COMPENSATION

Section 162(m) of the Internal Revenue Code limits to $1 million per year the federal income tax deduction to public corporations for compensation paid for any fiscal year to the corporation’s Chief Executive Officer and certain other named executive officers (excluding the CFO) included in the Summary Compensation Table in the Company’s Proxy Statement. This limitation does not apply to qualifying “performance-based compensation.”

The Company can deduct annual short-term incentives paid to named executive officers who are subject to Section 162(m) as performance-based compensation. The Committee defined Performance Profit as income from continuing operations before income taxes, equity income, discontinued operations, extraordinary items, and cumulative effect of change in accounting principles, but excluding restructuring charges as identified in the audited financial statements.

It is the Company’s goal to have compensation paid to its top officers qualify as tax deductible for federal tax purposes under Section 162(m) of the Internal Revenue Code. However, the Committee also believes it is appropriate to provide competitive compensation opportunities even though all compensation paid may not be fully tax deductible in any given year. Any such short-term incentive that would not qualify for section 162(m) will be paid outside of the Short-Term Incentive Pool.

Some compensation paid to named executive officers in 2008 does not meet the requirements of Section 162(m), to the extent that non-performance based compensation (including salary and dividend equivalent payments) exceeds $1 million for a named executive officer. Some perquisite compensation, such as personal use of aircraft, is also not fully tax deductible.

ACCOUNTING IMPLICATIONS OF EXECUTIVE COMPENSATION

Base salaries and the short-term incentives are expensed over the period in which they are earned.

The long-term incentives used to reward named executive officers are primarily comprised of equity-based performance shares. These performance shares are recorded according to Statement of Financial Accounting Standards (FAS) No. 123(R), “Share-Based Payments,” which states that the performance shares should be measured at fair value on the date of grant and expensed during the requisite service period for those performance shares that are expected to vest. During 2008, the fair value was calculated as the closing price of the Company’s common stock on the date of grant.

Conclusion

The foregoing discussion describes the compensation objectives and policies which were utilized with respect to our named executive officers during 2008 and our intended compensation framework for 2008. In the future, as the Compensation Committee continues to review each element of the executive compensation program with respect to our named executive officers, the objectives of our executive compensation program, as well as the methods which the Compensation Committee utilizes to determine both the types and amounts of compensation to award to our named executive officers, may change.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with the management of the Company. Based upon its review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be incorporated by reference in the Company’s Amended Annual Report on Form 10-K for the year ended December 31, 2008.

Fred Bild

Daniel Too

14.	Please provide the narrative disclosures required for each of your compensation tables. Please refer to Items 402(e), (h)(3), (i)(3), and k(3) of Regulation S-K.

Response:

Please be advised that we will provide the narrative disclosure for each of our compensation tables in the amended Form 10-K as the following:

Executive Compensation

The following table sets forth information concerning the annual compensation earned by our named executive officers. Each of the named executive officers has an employment agreement that influences or defines certain of the elements of compensation shown below.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	(A)Salary ($)	(B)Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	(C)All Other Compensation ($)	Total ($)
Norbert Sporns Chief Executive Officer	2008 2007 2006	219,615 199,650 181,500	73,205 66,550 60,500					33,210 31,800 26,340	326,030 298,000 268,340

Lillian Wang Li Chairman of the Board	2008 2007 2006	219.615 199,650 181,500	146,410 133,100 121,000					33,210 31,800 26,340	399,235 364,550 328,840

Harry Wang Hua Chief Operating Officer	2008 2007 2006	146,410 133,100 121,000	146,410 133,100 121,000					— — —	292,820 266,200 242,000

Jean-Pierre Dallaire Principal Financial Officer/Principal Accounting Officer	2008 2007 2006	146,410 133,100 121,100	36,492 33,275 30,250					47,330 35,760 27,315	230,232 202,565 178,565

(A)	The 2009 base salaries for all named executive officers as determined by their employment agreements.
(B)	The bonus for all named executive officers as determined by their employment agreements and the Compensation Committee and Board of Directors.
(C)	This column represents the payment of perquisites and personal benefits, including rental payments and insurance.

The following table sets forth information concerning outstanding equity awards held by our named executive officers as of December 31, 2008.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2008

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#)	Number of Securities Underlying Unexercised Options (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
	Exercisable	Unexercisable
Norbert Sporns Chief Executive Officer		—	—	5.60	06/2014	—	—	—	—

Lillian Wang Li Chairman of the Board of Directors		—	—	5.60	06/2014	—	—	—	—

Harry Wang Hua Chief Operating Officer		—	—	5.60	06/2014	—	—	—	—

Jean-Pierre Dallaire Principal Financial Officer/Principal Accounting Officer		—	—	5.60	06/2014	—	—	—	—

(A)	All stock options are 100% vested and exercisable. There have been no stock options granted by the Company since June 2004. At December 31, 2008, all options above were exercised.

The following table sets forth information concerning options that were exercised by our named executive officers during 2008 and stock awards held by our named executive officers that vested during 2008.

2008 OPTION EXERCISES AND STOCK VESTED TABLE

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Norbert Sporns Chief Executive Officer		NIL	—	—

Lillian Wang Li Chairman of the Board of Directors		NIL	—	—

Harry Wang Hua Chief Operating Officer			—	—

Jean-Pierre Dallaire Principal Financial Officer/Principal Accounting Officer	(A)10,000	6,918	—	—

(A)	In February 2008, Jean-Pierre Dallaire exercised options to purchase 10,000 shares of our common stock at an exercise price of $9.75.

The following table sets forth information concerning nonqualified deferred compensation of our named executive officers.

2008 NONQUALIFIED DEFERRED COMPENSATION TABLE

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)	(A)Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Fiscal Year-End ($)
Norbert Sporns Chief Executive Officer	—	—	292,820	822,270	NIL

Lillian Wang Li Chairman of the Board of Directors	—	—	366,025	1,113,774	NIL

Harry Wang Hua Chief Operating Officer	—	—	292,820	NIL	1,133,540

Jean-Pierre Dallaire Principal Financial Officer/Principal Accounting Officer	—	—	182,902	265,328	16,468

(A)	These amounts were reported as compensation in the last completed fiscal year in the above Summary Compensation Table. As of December 31, 2008, Harry Wang Hua retained compensation of $1,133,540 ($292,820 from 2008, $266,200 from 2007 and $242,000 from 2006) and Jean-Pierre Dallaire retained compensation of $16,468 from 2008.

The following table sets forth information concerning the compensation of our non-management directors for the year ended December 31, 2008.

2008 DIRECTOR COMPENSATION TABLE

Name	(A)Fees Earned or Paid in Cash ($)	(A)Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	(B)All Other Compensation ($)	Total ($)
Norbert Sporns	—	—	—	—	—	33,210	33,210

Lillian Wang Li	—	—	—	—	—	33,210	33,210

Harry Wang Hua	—	—	—	—	—	—	—

Fred Bild	28,280	15,000	—	—	—	—	43,280

Daniel Too	28,280	15,000	—	—	—	—	43,280

Andrew Intrater	45,000	20,000	—	—	—	—	65,000

Joseph I Emas	30,000	20,000	—	—	—	—	50,000

(A)	The annual remuneration of our independent non-executive directors Fred Bild, and Daniel Too was $28,280 (indexed by 10% yearly) plus an annual bonus to them of not less than $15,000 payable in shares of our common stock. Andrew Intrater is remunerated on the basis of $30,000 per year in cash plus an annual bonus of $20,000 payable in shares of our common stock while Joseph Emas is remunerated on the basis of $20,000 in cash per year plus an annual bonus of $20,000 payable in shares of our common stock.
(B)	For rental payments.

The following table quantifies the payments and benefits that each named executive officer would receive assuming his respective employment were terminated, or upon a change of control, on the last day of our most recent fiscal year, December 31, 2008, for the reason set forth in each of the columns.

2008 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE

Name	(A)Benefit	Before Change in Control Termination w/o Cause or for Good Reason	After Change in Control Termination w/o Cause or for Good Reason	Voluntary Termination	Death	Disability	(B)Change in Control
Norbert Sporns Chief Executive Officer	Basic salary Bonus	219,615 73,205					1,572,112 524,035

Lillian Wang Li Chairman of the Board	Basic salary Bonus	219,615 146,410					1,572,112 1,048,070

Harry Wang Hua Chief Operating Officer	Basic salary Bonus	146,410 146,410					1,048,070 1,048,070

Jean-Pierre Dallaire Principal Financial Officer/Principal Accounting Officer	Basic salary Bonus	146,410 36,492					107,367 26,761

(A)	The basic salary and bonus provisions are described herein under the description of each named executive officers’ employment agreement.
(B)	“Good Reason” shall mean the occurrence, without the Executive’s consent, of any of the following events: (a) the assignment to the Executive of duties that are significantly different from, and that result in a substantial diminution of, the duties that he assumed on the Inception Date; (b) the assignment to the Executive of a title that is different from and subordinate to the title specified in paragraph 2 hereinabove, or (c) a Change of Control “Change of Control” means the Company’s Board votes to approve: (a) any consolidation or merger of the Company pursuant to which fifty percent (50%) or less of the outstanding voting securities of the surviving or resulting company are not owned collectively by the common share and warrant holders of Sino-Sult Canada (S.S.C.) Limited and Red Coral Group Limited, Inc. as of September 1, 2004 (the “Current Control Group”); (b) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all, or substantially all, of the assets of the Company other than any sale, lease, exchange or other transfer to any company where the Company owns, directly or indirectly, 100 percent of the outstanding voting securities of such company after any such transfer; (c) any person or persons (as such term is used in Section 13(d) of the Exchange Act of 1934, as amended), other than the Current Control Group, shall acquire or become the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) whether directly, indirectly, beneficially or of record, of 50 percent or more of outstanding voting securities of the Company; or (d) commencement by any entity, person, or group (including any affiliate thereof, other than the Company) of a tender offer or exchange offer where the offeree acquires more than 50 percent of the then outstanding voting securities of the Company.

15.	Please revise to provide a full description of all of your “limited fringe benefit perquisites, severance and other benefits,” as disclosed on page 61. Also, please clarify if the value of these items is included in the “All Other Compensation” column of your 2008 Summary Compensation Table.

Response:

Please be advised that we have revised our compensation table to provide description of our limited fringe benefit perquisites, severance and other benefits. The value of these items is included in the “All Other Compensation” column of our 2008 Summary Compensation Table.

Certain Relationships and Related Transactions, and Director Independence, page 75

16.	Please advise us whether the related party loans described on page 48 in the footnotes to your financial statement would be subject to disclosure under Item 404 of Regulation S-K. If yes, please amend your Form 10-K to provide the required disclosure.

Response:

Please be advised that we will amend Item 13 Certain Relationships and Related Transactions, and Director Independence to provide the required disclosure as the following:

The net amounts due to related parties at December 31, 2008 and December 31, 2007 are non-interest bearing and are without terms of maturity. They consist solely of net advances in the amount of $698,428 as of December 31, 2008 from Mr. Harry Wang, the COO of our company, who is also a director/founder of our company and owns indirectly approximately 13.4% of the issued and outstanding common shares of our Company as of December 31, 2008. The amount due to Mr. Wang is the result of unpaid remuneration since 2004, amount of which is determined by contractual agreement. That amount was paid to Harry Wang during the first quarter of 2009.

Due to the very limited related-party transaction the Company has had which is described above, the Company currently does not have policies and procedures for the review, approval, or ratification of the related-party transaction.

Exhibits

17.	It appears that you are incorporating the 10-K by reference into certain registration statements. Please tell us why you did not furnish consents from your current or former auditor under Exhibit 23. Refer to Rule 439 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance.

Response:

Please be advised that all required consents from our current and former auditor have been furnished with the registration statements by the time we filed our Form 10-K for the fiscal year ended December 31, 2008 and therefore, we did not furnish those consents under Exhibit 23.

18.	Please revise your Section 302 and 906 certifications for Mr. Dallaire to clearly indicate that he is your chief financial officer or your principal financial officer.

Response:

Please be advised that in future filings, the Company will clarify in the Section 302 and 906 certifications that Mr. Dallaire is the Company’s chief financial officer.

Exhibits 31.1 and 31.2

19.	Please amend your Form 10-K to exactly conform the introductory language in paragraph 4 of your certifications to that in Item 601(b)(31) of Regulation S-K.

Response:

Please be advised that in future filings, the Company will conform the introductory language of its certifications.

Closing Comment Response

The company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; the company also acknowledges that staff comments or changes to disclosure in response to the above staff comments do not foreclose the Commission from taking any action with respect to the filings; and, acknowledges that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that these responses would be helpful in your review of our annual report amendment. Please feel free to contact me or our legal counsel Troutman Sanders LLP, Howard H. Jiang at (212)704-6063 or Jie Xiu at (212)704-6018 in case of any further comments or questions in this regard. Their fax number is (212)704-5904.

Sincerely yours,

HQ SUSTAINABLE MARITIME INDUSTRIES, INC.

By:	/s/ Norbert Sporns
Name:	Norbert Sporns
Title:	Chief Executive Officer

By:	/s/ Jean-Pierre Dallaire
Name:	Jean-Pierre Dallaire
Title:	Chief Financial Officer